

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Mike Sievert
President and Chief Executive Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006

> **Re: T-Mobile US, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2022**
> **File No. 001-33409**

Dear Mike Sievert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program